Exhibit 99.2

company statement

30 June 2006	For media enquiries please contact Cameron Hamilton on Tel: 61 2 8274 5304 or Mob: 0425 344 688. For analyst enquiries please contact Steve Ashe on Tel: 61 2 8274 5246 or Mob: 0418 601 845.
2006 Dutch Accounts
James Hardie announced today that the ASX has extended the date for lodgement of the company’s Dutch GAAP accounts for the year ended 31 March 2006 under ASX Listing Rules until the accounts are lodged with the Australian Securities and Investments Commission (ASIC).
Under ASX Listing Rules, the due date for lodgement of the company’s Dutch GAAP accounts for the financial year ended 31 March 2006 was 30 June 2006. Under the Australian Corporations Act as a Dutch company, the latest date those Dutch GAAP accounts could be filed is 19 October 2006.
Dutch GAAP financial statements must be current at the time they are adopted by Shareholders at an Annual General Meeting. If there is a material event requiring an adjustment to the financial statements prior to their adoption at an AGM, they must be adjusted. The fact that Dutch GAAP accounts have been approved by a company’s Board and lodged with ASIC and ASX will not relieve the Board from the “updating” obligation. This has resulted in James Hardie obtaining an ASX extension of the filing date.
The company’s US GAAP financial statements for the same accounting period, 31 March 2006, were lodged with the ASX on 15 May 2006 as part of the company’s announcement of its 4th quarter and full year results.
James Hardie expects to lodge its Dutch GAAP financial statements at the same time it releases its Notice of Meeting for the 2006 Annual General Meeting. The scheduled dates for the company’s Australian Information Meeting and its Annual General Meeting are 19 September 2006 and 25 September 2006 respectively.
To enable the company to incorporate information relating to taxation decisions by the Australian Taxation Office of 23 and 29 June 2006 concerning the Special Purpose Fund and James Hardie, the company has, with the consent of the ASX, deferred lodgement of its 2006 annual report until next week.
END
Investor/Analyst and Media contacts appear on the following page.

Investor and Analyst Enquiries:
Steve Ashe — Vice President — Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au
Media Enquiries:
Cameron Hamilton
Telephone: 61 2 8274 5304
Mobile: 0425 344 688
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218
www.jameshardie.com
Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:
•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance;

•	statements about product or environmental liabilities; and

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our Form 20-F, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Released by James Hardie Industries NV; ARBN 097 829 895